EXHIBIT 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended January 31,	Nine Months Ended January 31,	Twelve Months Ended April 30,
	2013	2013	2012	2011	2010	2009	2008
Loss from continuing operations before income taxes and discontinued operations	$(16,437)	$(44,845)	$(77,136)	$(27,921)	$(13,807)	$(65,871)	$(14,655)
Loss from equity method investments	1,436	3,311	9,994	4,096	2,690	2,157	6,077
Impairment of equity method investment	—	—	10,680
Fixed charges	10,237	35,153	48,087	48,676	46,411	35,673	35,721
Less: interest capitalized	(78)	(287)	(407)	(1,078)	(349)	(214)	(1,275)

Earnings	$(4,842)	$(6,668)	$(8,782)	$23,773	$34,945	$(28,255)	$25,868

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$9,407	$32,958	$45,541	$45,912	$44,375	$33,840	$33,282
Estimate of interest within rental expense	752	1,908	2,139	1,686	1,687	1,619	1,164
Interest capitalized	78	287	407	1,078	349	214	1,275

Fixed charges	$10,237	$35,153	$48,087	$48,676	$46,411	$35,673	$35,721

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(15,079)	$(41,821)	$(56,869)	$(24,903)	$(11,466)	$(63,928)	$(9,853)

Fixed charges from above	$10,237	$35,153	$48,087	$48,676	$46,411	$35,673	$35,721
Preferred stock dividends	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$10,237	$35,153	$48,087	$48,676	$46,411	$35,673	$35,721

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(15,079)	$(41,821)	$(56,869)	$(24,903)	$(11,466)	$(63,928)	$(9,853)